UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Friedman's Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

358438109

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Yacktman Asset Management Co.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 725,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 881,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 881,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.3

14. Type of Reporting Person (See Instructions)

IA

CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Donald Arthur Yacktman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 725,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 881,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 881,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.3

14. Type of Reporting Person (See Instructions)

IN

HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stephen Andrew Yacktman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 725,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 881,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 881,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.3

14. Type of Reporting Person (See Instructions)

IN

HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Regis Management Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 300,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 300,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 1.4

14. Type of Reporting Person (See Instructions)

IA

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Regis Public Investments, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 300,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 300,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 1.4

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John Freidenrich

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 300,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 300,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 1.4

14. Type of Reporting Person (See Instructions)

IN
HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert F.X. Burlinson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 300,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 300,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 1.4

14. Type of Reporting Person (See Instructions)

IN
HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert E. Dye

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 300,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 300,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 1.4

14. Type of Reporting Person (See Instructions)

IN
HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Breakwater Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _______

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 24,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 24,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.12

14. Type of Reporting Person (See Instructions)

IA
OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Terrence Keola Chun

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _______

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 24,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 24,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.12

14. Type of Reporting Person (See Instructions)

IN
HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John Joseph Naporano

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _______

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 24,100
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 24,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.12

14. Type of Reporting Person (See Instructions)

IN
HC

Item 1. Security and Issuer

This statement relates to shares of Class A Common Stock (the "Stock") of Friedman's Inc. (the "Issuer"). The principal executive office of the Issuer is located at 171 Crossroads Parkway, Savannah, GA 31422.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Yacktman Asset Management Co. ("Yacktman Asset Management")
Donald Arthur Yacktman
Stephen Andrew Yacktman
Regis Management Company, LLC ("Regis Management")
Regis Public Investments, LLC ("Regis Public Investments")
John Freidenrich
Robert F.X. Burlinson
Robert E. Dye
Breakwater Capital Management, LLC ("Breakwater Capital")
Terrence Keola Chun
John Joseph Naporano

*(collectively, the "Filers").

(b) The business address of Yacktman Asset Management and Messrs. Donald Arthur and Stephen Andrew Yacktman is:

1110 Lake Cook Road, Suite 385, Buffalo Grove, IL 60089.

The business address of Regis Management, Regis Public Investments, Mr. Freidenrich, Mr. Burlinson, Mr. Dye, Breakwater Capital, Mr. Chun and Mr. Naporano is:

300 Hamilton Avenue, 4th Floor, Palo Alto, CA 94301

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Yacktman Asset Management is an investment adviser registered with the Securities and Exchange Commission (the "SEC") and is the investment adviser to investment companies registered under the Investment Company Act of 1940 and individual client accounts. Messrs. Donald Arthur and Stephen Andrew Yacktman are the control persons of Yacktman Asset Management. Regis Management is an investment adviser registered with the SEC and is the investment adviser to investment limited partnerships of which Regis Public Investments is the general partner, and individual client accounts. Regis Public Investments is the general partner of investment limited partnerships. Mr. Freidenrich, Mr. Burlinson and Mr. Dye are the control persons of Regis Management and Regis Public Investments. Breakwater Capital is an investment adviser registered with the California Department of Corporations and is the general partner of, and investment adviser to, investment limited partnerships and individual client accounts. Mr. Chun and Mr. Naporano are the control persons of Breakwater Capital.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Filer is listed on that Filer's cover page.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

Yacktman Asset Management	Funds under Management	$5,348,595
Regis Management	Funds under Management	$1,578,124
Breakwater Capital	Funds under Management	$172,780

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes in the ordinary course of business. They may purchase, hold, vote, trade, dispose or otherwise deal in the Stock at such times and in such manner as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer or other events. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. In particular, the Filers are concerned about recent disclosures by the Issuer about management changes, financial and reporting improprieties, self-dealing, conflicts of interest, corporate governance issues, regulatory investigations and other matters.

On August 9, 2004, Mr. Dye inspected books and records of the Issuer at its headquarters. On August 17, 2004, he submitted to the Issuer's board of directors a letter requesting, among other things, that the Issuer consider (i) instituting a lawsuit against Mr. Phillip Cohen for breach of fiduciary duty and other claims arising out of his revocation of the Issuer's newly adopted by-law on May 5, 2004, and prior transactions he caused the Issuer to enter into with Crescent Jewelers and Morgan Schiff & Co. Inc., both affiliates of Mr. Cohen's, (ii) reinstating the bylaw and instituting other corporate governance and structural reforms limiting the ability of the Issuer to engage in transactions with affiliates; and (iii) calling an annual or special meeting the Class A stockholders. Mr. Cohen controls all of the Issuer's Class B common stock and thereby controls the outcome of substantially all matters submitted to a vote of the Issuer's stockholders.

Mr. Dye has not received a response to his letter. Regis Management reserves all rights to take appropriate action depending on the response he receives, which may include the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing further changes in the Issuer's operations, governance or capitalization or taking other actions. The Filers may discuss further such matters with the Issuer's management or directors or other stockholders, and may form other plans and/or make other proposals, and take such actions regarding their investment, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the foregoing at any time.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

Regis Management	Purchase	8/4/04	30,000	$3.71

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Regis Public Investments and Breakwater Capital are the general partners of investment partnerships pursuant to limited partnership agreements that grant them the authority, among other things, to invest those investment partnerships funds' in the Stock, to vote and dispose of the Stock and to file this statement on behalf of those investment partnerships Pursuant to such agreements, Regis Public Investments and Breakwater Capital are entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

YACKTMAN ASSET MANAGEMENT CO. By: /s/ Donald Arthur Yacktman President	REGIS MANAGEMENT COMPANY, LLC By: /s/ Robert F.X. Burlinson Manager
/s/ Donald Arthur Yacktman	REGIS PUBLIC INVESTMENTS, LLC By: /s/ Robert F.X. Burlinson Manager
/s/ Stephen Andrew Yacktman	/s/ Robert F.X. Burlinson
BREAKWATER CAPITAL MANAGEMENT, LLC By: /s/ Terrence Chun Managing Member	/s/ John Freidenrich
/s/ Terrence Chun	/s/ Robert E. Dye
/s/ John Joseph Naporano